WALGREEN CO.
200 Wilmont Road
Deerfield, IL 60015
(847) 940-2500

                                  Apri 15, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attention:	Jeffrey P. Riedler
Assistant Director

Re:           Walgreen Co.’s 2009 Proxy Statement

Ladies and Gentlemen:

We are responding to your comment letter dated March 29, 2010, regarding our Schedule 14A filed November 24, 2009 (File Number 001-00604).

As we discussed with the Staff on April 6, 2010, we will submit our response to the Staff’s comments 1 and 2 on or before May 28, 2010.  Our confirmation with respect to our response to comment 3 appears below.

Comment:

Certain Relationships and Related Transactions, page 46

3.           We note your response to our prior comment 3. Please confirm that you will provide the substance of this response in your next definitive proxy statement, where appropriate.

Response:

We confirm that we will provide the substance of this response in our next definitive proxy statement, where appropriate.

*           *           *           *           *

As requested, we also acknowledge:

•	Walgreen Co. is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Walgreen Co. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  Sincerely,

                                 /s/ Dana I. Green
                                  Dana I. Green
                                  Executive Vice President,
                                  General Counsel and Secretary